FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

GFBITAL TO ACQUIRE 100 PER CENT OF AFORE ALLIANZ DRESDNER

Grupo Financiero Bital, S.A. de C.V. ('GFBital'), a subsidiary of HSBC Holdings plc, has reached an agreement in principle to acquire 100 per cent of the shares of AFORE Allianz Dresdner, S.A. de C.V. ('AAD'), currently controlled by the Allianz Group, for US$200 million.

AAD is a pension fund management company in Mexico with 1.25 million customers and MXN11,000 million (US$1,050 million) in funds under management.

Sandy Flockhart, Group General Manager and CEO for HSBC in Mexico, said: "This acquisition is an excellent opportunity for GFBital to develop a significant pension fund management business in Mexico. AAD's position in the market and the experience of its staff, together with our distribution network and customer base, will allow us to quickly build profitable market share in this business."

Dr Joachim Faber, member of the board of management of Allianz, responsible for Allianz Dresdner Asset Management, said: "In Mexico we were able to build a successful business, but going forward the synergies within Allianz Dresdner Asset Management are less obvious. On a stand-alone basis the business is too small. With its banking and distribution networks GFBital can integrate and leverage AFORE Allianz Dresdner. Given the ongoing consolidation process in this industry it is the right time for this transaction."

The transaction, which is subject to regulatory approvals, is expected to complete in the third quarter of 2003.

Notes to editors:

1. Allianz

Allianz is one of the leading financial services providers with insurance, banking and asset management segments. With gross premiums written of EUR82.6 billion in the business year 2002 Allianz was one of the leading insurance companies.

2. GFBital

GFBital is one of the five largest banking and financial services institutions in Mexico, with some 1,400 branches, 4,000 ATMs, and over 17,000 employees.

3. HSBC Holdings plc

With over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: August 14, 2003